UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SUMMER INFANT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

865646103

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road, Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave Leighton Paisner LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 865646103	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 653,546
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 653,546
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,546
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 865646103	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 806,268
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 806,268
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,268
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 865646103	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 806,268
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 806,268
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,268
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 865646103	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 2016, as amended on May 12, 2016, November 18, 2016 and August 28, 2018 (the “Schedule 13D”), with respect to the Common Stock, $0.0001 par value (the “Common Stock”), of Summer Infant, Inc., a Delaware corporation (the “Corporation” or “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows:

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 806,268 shares, or approximately 4.3% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended June 30, 2018, which reported that 18,769,015 shares of Common Stock were outstanding as of June 30, 2018).

SCHEDULE 13D

CUSIP No. 865646103	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 27, 2018

PRIVET FUND LP

By:	Privet Fund Management LLC,
Its	General Partner

By:	/s/ Ryan Levenson
Name:	Ryan Levenson
Its:	Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name:	Ryan Levenson
Its:	Managing Member

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 13D

CUSIP No. 865646103	Page 7 of 7 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days:

1.	Privet Fund LP (1)

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share (2)
9/5/2018	Sale	(70,481)	$1.7870
9/7/2018	Sale	(51,400)	$1.7650
9/18/2018	Sale	(13,200)	$1.6955
9/21/2018	Sale	(18,547)	$1.6709
9/24/2018	Sale	(60,849)	$1.6021
9/25/2018	Sale	(24,175)	$1.6358
9/26/2018	Sale	(23,565)	$1.6055

(1)	Not including any brokerage fees.
(2)	The price per share reported is a weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares sold at each separate price.